Exhibit 23(b)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Energy Future Holdings Corp. Registration Statement No. 333-172332 on Form S-8 of our report dated February 25, 2016, relating to the consolidated financial statements of Oncor Electric Delivery Holdings Company LLC and its subsidiary as of December 31, 2015 and 2014 and for each of the three years ended December 31, 2015 (which report expresses an unmodified opinion and includes an emphasis of matter paragraph relating to the ring-fencing measures which management believes mitigate the Company’s potential exposure to the EFH Bankruptcy Proceedings), appearing in this Annual Report on Form 10-K of Energy Future Holdings Corp. for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 29, 2016